Independent Bank Corp.

2036 Washington Street

Hanover, MA 02339

July 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston, Esq.

Re:	Independent Bank Corp.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-226094

Dear Ms. Livingston:

I am the General Counsel of Independent Bank Corp. (the “Company”) and am authorized to request the acceleration of the effective date of the Company’s Amendment No. 1 to Registration Statement on Form S-4 (Registration Number 333-226094) filed on July 26, 2018 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on July 26, 2018 at 4:00 p.m., Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

/s/ Edward H. Seksay

Edward H. Seksay, Esq.
General Counsel